Exhibit 99.2 Fiscal Q2 2022 Earnings Presentation May 11, 2022 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed on December 9, 2021, and our Form 6-K furnished for the first quarter of fiscal 2022 on February 14, 2022. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, normalized free cash flow, revenue on a constant currency basis, non-GAAP net income and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated May 11, 2022 with respect to earnings for fiscal Q2 2022. The press release contains additional information regarding Amdocs’ outlook for fiscal years 2022, 2023 and 2024 and certain non-GAAP metrics and their reconciliations. Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 2

Today's Speakers



Shuky Sheffer

President &
Chief Executive Officer



Tamar Rapaport-Dagim

Chief Financial Officer &
Chief Operating Officer

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Earnings call agenda Strategy & Business Performance Update 1 Shuky Sheffer, President & Chief Executive Officer Financial Review & Outlook 2 Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer Q&A 3 Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 4

Shuky Sheffer

President & Chief Executive Officer

Strategy and business performance update

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Thank you for an exceptional first half A huge thank you to our thousands of employees worldwide. Following a great Q1, our second quarter was also very strong, and I couldn’t be more pleased with our operational and financial execution for the fiscal year to date Credit for strong performance and improved outlook belongs to our global, diverse and incredibly talented employees IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2022 22 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 6 6

Q2 Operational Highlights

Very strong second quarter and FY22 first half

Business Activity & Sales Momentum

Particularly high activity in North America

AT&T — Supporting its multi-year modernization of the consumer domain

T Mobile — Core part of its digital modernization journey

Multiple new strategic awards

Bell Canada	Managed Services Extension and cloud transformation
PLDT	Managed Services Extension, Future cloud projects
Vodafone Ziggo	Digital Transformation
Tier 1 European customer	5G Policy Solution

Execution

Record number of customer milestones deliveries

Unrivalled reputation for project delivery

Strengthen ability to maintain **high win rate**



Q4 2021
Q1 2022
Q2 2022

Three.co.uk — Major B2B digital transformation: **Go Live in just 15 months**

Commitment to Innovation

Continued to accelerate R&D investment in Q2, underscoring our commitment to continuously bring cutting-edge technology and world-class products and platforms to market

Launched CES22, our latest open and modular cloud-native, 5G suite

MWC Barcelona 28 FEB - 3 MAR 2022

Strong feedback received in respect to our offering and strategic direction throughout dozens of C-level executive meetings

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Strong performance in Q2-FY2022

Revenue

Record $1.15B, accelerated growth of **10% YoY**[(1)]

At higher end of the $1,110-$1,150 guidance range
Driven primarily by North America, with **high activity levels** across top customers

12-month backlog

Record of $3.89B

~ +10% YoY
+$60m QoQ
driven by robust sales momentum

Non-GAAP EPS [2]

$1.54

Above $1.22-$1.28 guidance range mainly due to a lower than anticipated non-GAAP effective tax rate for the quarter

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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War in Fully compliant with the applicable sanctions and export controls Stopped all new sales of our products and services in Russia Immaterial Amdocs exposure to Russia and Ukraine Ensuring the wellbeing of the employees and contractors we have in the region, and to support those who wanted to leave with their families Actively providing humanitarian aid in Ukraine and neighboring countries, including: Donation campaign Working Sponsoring Sponsoring to provide essential with temporary clothing and services via UNICEF to local housing for stipends for vulnerable children community refugees in Ukrainian kids in a and families affected volunteers Poland boarding school Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 9

Progress in Strategic Domains Helping service providers deliver seamless experiences to their consumers and enterprise customers, enabled by the innovation we bring across key domains: wins business value CLOUD MANAGED SERVICES Cloud platforms and services, which accelerate Enrich BSS platform with real-time, agile EXTENSION and cloud-ready ecosystem the multi-year journeys to the public cloud to realize operational agility, scalability and Further accelerate T-Mobile / Sprint merger BUSINESS ASSURANCE ultimately, cloud at scale synergies wins business value 5G Monetization of new 5G services based on ultra low- Enable launching of cutting-edge 5G Tier 1 5G POLICY European services and business models for its latency connectivity, immersive entertainment, and SOLUTION customer customers, while reducing operational costs connected industries wins business value DIGITAL Unified customer journey across fixed-line DIGITAL Creating seamless digital experiences: enhance and mobile, shorter average handling times, TRANSFORMATION customer experience and transform operations reduced time to market, and cost savings Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 10

Progress in Strategic Domains (cont’d) Helping service providers deliver seamless experiences to their consumers and enterprise customers, enabled by the innovation we bring across key domains: wins business value NETWORK AUTOMATION INVENTORY Improve time-to-market with innovative MODERNIZATION new services in the 5G and cloud era Real-time, automated networks to deliver Harmonization of inventory systems across INVENTORY & multiple European countries will enable dynamic connected experiences NEXTGEN OSS improved efficiency and cost savings MULTI-YEAR NETWORK Network optimization OPTIMIZATION TESTING wins business value MEDIA Ability to add entertainment subscriptions to monthly bill or bigger bundle with existing Monetize partner ecosystem and retain customers’ broadband, mobile and cable packages end-users; support content delivery and monetization and expand company's growing portfolio of new OTT partners Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 11

Looking ahead:
Tracking at the high end of guidance in FY2022

Amdocs is well positioned to monetize a large and expanding pipeline of opportunity:

Innovative
market-leading technology

Unrivalled
track-record of execution

Highly skilled
and talented employee base

A **Reiterating FY2022-2024** revenue growth outlook

6.0%-10.0%(1)(2)
Annual three-year revenue growth target
(Guidance does not depend on a material level of M&A activity)

B **FY2022** revenue and EPS guidance

Tracking at high end of guidance range for both revenue and EPS:

Revenue growth Pro forma, constant currency [1,2]	**8.0%-10.0%**
Non-GAAP [3] EPS growth Pro forma [1]	**9.0%-12.0%**

1. Pro forma excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Pro forma non-GAAP diluted. See reconciliation tables in appendix

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Tamar Rapaport-Dagim

Chief Financial Officer
& Chief Operating Officer

Financial Update & Outlook

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Q2 2022 Results Q2 2022 Revenue vs. Guidance $ Millions Q2 Revenue $1,145 million (2) +10.1% YoY $1,145 $1,130 High-end of guidance ($1,110M - $1,150M) (3) Q2 Non-GAAP Operating Margin Original Q2F22 Q2F22A Record revenue in Q2 2022 Guidance (midpoint) 17.6%, +10 bps QoQ rd 3 straight quarter of +10% YoY revenue (1)(2) Above midpoint of annual growth target range of 17.2% - 17.8%, Best-ever quarter in North America and unchanged YoY Q2 2022 Revenue by Region Consistent non-GAAP operating margin $ Millions while accelerating R&D investments Q2 GAAP Diluted EPS Diluted EPS positively impacted by lower Rest of World $1.28 $226 than anticipated tax rate Above guidance high-end ($0.96 - $1.04) North America Europe 1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. $772 $147 (3) Q2 Non-GAAP Diluted EPS 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period $1.54 3. Non-GAAP. See reconciliation tables in appendix Above guidance high-end Information Security Level 0– Public© 2022 – Proprietary & ($1.22 - $1.28) Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 14 14 Confidential Information of Amdocs

12-Month Backlog Record Quarterly 12-Month Backlog in Q2F22 12-month backlog growth has accelerated $ Billions $3.89 year-over-year over the past several quarters $3.83 Record-high level as of $3.69 March 31, 2022 ~ +10% (1) (1) $3.59 YoY $3.54 ~ +10% YoY, +$60M QoQ (1) $3.49 (1) Q1F21 Q2F21 Q3F21 Q4F21 Q1F22 Q2F22 Leading Indicator 12-month backlog includes: • Anticipated revenue related to contracts 12-month backlog • Estimated revenue from managed services contracts typically covers ~80% of • Letters of intent forward 12-month • Maintenance revenue • Estimated ongoing support activities Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 15 15 Confidential Information of Amdocs

Leading Indicators & Business Model Resiliency

Managed Services

~$663M

Record-high level as of March 31, 2022
~ +5% YoY

Close to 100% managed services contract renewals

Record-High Managed Services Revenue in Q2F22
$ Millions

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects



$635
$663
~ +5% YoY
Q2F21
Q2F22

Bell Canada

5-year managed services extension through 2027

Support continued cloud transformation

PLDT Philippines

3-year managed services extension through 2028

Future projects to support PLDT's cloud journey

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Balance Sheet & Cash Flow

Strong normalized free cash flow of $160 million, even with Q2 seasonal weakness due to the timing of annual bonus payments

Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

1. $650M senior note, maturing June 2030
2. Non-GAAP. See reconciliation tables in appendix

DSO's

81 days

+2 days YoY and +2 days QoQ

DSO's may fluctuate from quarter to quarter

Deferred revenue > unbilled

Improved by $48 million

Deferred revenue: +$17M QoQ

Unbilled receivables: -$31M QoQ

Items fluctuate from quarter to quarter in line with normal business activities.

Q2 2022 Free cash flow(2) bridge

Reported FCF vs. Normalized FCF, $ Millions



$169
$47
$122
$30
$8
$160
Cashflow from Operations
Net capex & other
Reported FCF
Israel campus
Other
Normalized FCF

**Figures may not sum due to rounding*

Liquidity: Cash + Credit Facility

$1.4 billion

Ample liquidity including available $500M revolving credit facility

Baa2 Moody's

BBB S&P

Remain committed to maintaining our Investment grade credit rating

Cash, Credit Facility & Debt Position

$ Millions, as of March 31, 2022



Credit Facility
$500
Cash
$856
$650
Liquidity
Debt (1)

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(1) Q2 2022 Cash Returned to Shareholders FY2022E Normalized FCF outlook $ Millions $ Millions Dividends, $44 $131 $19 $650 $500 Share repurchases, $130 As of March 31, roughly $0.7B of share Reported Israel Other Normalized Reiterating normalized free cash FCF campus FCF repurchase authorization capacity remained flow (FCF) outlook of $650M in FY2022, equating to ~100% cash (1) Normalized FCF : Three-year historical trend and FY2022E outlook conversion 140% 103% 100% (1) 88% % Normalized FCF / 100% (1) Non-GAAP Net Income Expect the majority of normalized 100% 99% 89% FY2022E free cash flow to be returned to % of Normalized FCF guidance: Returned to Shareholders shareholders by way of share return majority repurchases and quarterly cash dividend payments in FY2022 $869 (1) $650 $613 Normalized FCF ($M) $527 FY2019 FY2020 FY2021 FY2022E 1. Non-GAAP. See reconciliation tables in appendix (Guidance) Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 18 18 Confidential Information of Amdocs

FY2022 Outlook

Tracking in line with **high end** of pro forma[1] outlooks for revenue [4] and diluted non-GAAP[2] EPS growth in FY2022E

Firmly positioned to deliver **double-digit** total shareholder returns for the **second** year running

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price): FY2022E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.395 as of share price on 11/2/21
4. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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Revenue Growth

YoY% Growth Constant Currency[4]

FY21 and FY22E revenue is pro forma[1] constant currency[4]



10.0%
Tracking at **high end** of pro forma guidance
7.0%
8.0%
4.1%
2.3%
2.4%
FY2018
FY2019
FY2020
FY2021 (1)(4)
FY2022E (1)(4)

Total Shareholder Return[3]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22E non-GAAP EPS growth is presented pro forma[1]



~14%*
11.7%
12.0%
Tracking at **high end** of pro forma guidance
7.6%
8.6%
9.8%
9.0%
5.3%
6.1%
6.9%
3.0%
1.5%
1.7%
2.3%
1.9%
2.1%
FY2018
FY2019
FY2020
FY2021 (1)
FY2022E (1)
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

*Non-GAAP pro forma EPS growth of 12%, plus ~2% dividend yield

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Q3 & FY2022 Outlook

Tracking at **high-end** of pro forma[1] outlooks for revenue [3] and diluted non-GAAP[2] EPS growth in FY2022E

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Q3 Fiscal 2022 Outlook	
Revenue	$1,140 - $1,180 million
GAAP EPS	$0.97 - $1.05
Non-GAAP[2] EPS	$1.23 - $1.29
Share Count	124 million
Effective Tax Rate Non-GAAP[2]	**Above** high-end of annual target range of 13%-17%

Full Year Fiscal 2022 Outlook	Updated	Previous
Revenue growth As reported	**5.2% - 7.2%**	3.4% - 7.4%
Revenue growth Pro forma[1], constant currency[3]	**8.0% - 10.0%**	6.0% - 10.0%
Non-GAAP[2] EPS growth As reported	**7.3% - 10.3%**	6.3% - 10.3%
Non-GAAP[2] EPS growth Pro forma[1]	**9.0% - 12.0%**	8.0% - 12.0%
Operating Margin Non-GAAP[2]	**17.2%-17.8%**	17.2%-17.8%
Effective Tax Rate Non-GAAP[2]	**13.0%-17.0%**	13.0%-17.0%
Free cash flow[2]	**$500 million**	$500 million
Normalized free cash flow[2]	**$650 million**	$650 million

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Appendix Reconciliation Tables Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 23 23

Reconciliation Tables

AMDOCS LIMITED
Selected Financial Metrics
(In thousands, except per share data)

	Three months ended March 31, 2022	Three months ended March 31, 2021	Six months ended March 31, 2022	Six months ended March 31, 2021[a]
Revenue	$ 1,145,271	$ 1,048,734	$ 2,249,903	$ 2,135,077
Non-GAAP operating income	201,625	184,883	395,232	372,864
Non-GAAP net income	190,944	148,095	341,079	301,067
Non-GAAP diluted earnings per share	$ 1.54	$ 1.13	$ 2.74	$ 2.30
Diluted weighted average number of shares outstanding	123,821	130,696	124,571	131,147

Free Cash Flows and Normalized Free Cash Flow
(In thousands)

	Three months ended March 31, 2022	Three months ended March 31, 2021	Six months ended March 31, 2022	Six months ended March 31, 2021[a]
Net Cash Provided by Operating Activities	$ 168,856	$ 119,736	$ 372,974	$ 536,221
Purchases of property and equipment, net [c]	(47,271)	(49,245)	(104,496)	(99,310)
Free Cash Flow	121,585	70,491	268,478	436,911
Tax payment on sale of business[b]	3,193	25,190	3,193	25,190
Payments of acquisition related liabilities	4,871	13,234	14,350	13,234
Net capital expenditures related to the new campus development	30,109	24,221	59,416	42,555
Normalized Free Cash Flow	$ 159,758	$ 133,136	$ 345,437	$ 517,890

a) Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
b) Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
c) The amounts under "Purchase of property and equipment, net" include proceeds from sale of property and equipment of $555 and $136 for the six months ended March 31, 2022 and 2021, respectively.

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Reconciliation Tables

a) Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
b) Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
c) The amounts under "Purchase of property and equipment, net" include proceeds from sale of property and equipment of $555 and $136 for the six months ended March 31, 2022 and 2021, respectively.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Three months ended March 31, 2022						
		Reconciliation items					
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 741,257	$ -	$ (8,070)	$ (1,820)	$ -	$ -	$ 731,367
Research and development	87,064	-	(1,375)	-	-	-	85,689
Selling, general and administrative	134,982	-	(8,392)	-	-	-	126,590
Amortization of purchased intangible assets and other	18,317	(18,317)	-	-	-	-	-
Total operating expenses	981,620	(18,317)	(17,837)	(1,820)	-	-	943,646
Operating income	163,651	18,317	17,837	1,820	-	-	201,625
Interest and other expense, net	(8,619)	-	-	-	1,100	-	(7,519)
Income tax (benefit) expense	(3,465)	-	-	-	-	6,627	3,162
Net income	$ 158,497	$ 18,317	$ 17,837	$ 1,820	$ 1,100	$ (6,627)	$ 190,944

	Three months ended March 31, 2021						
		Reconciliation items					
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 685,515	$ -	$ (5,582)	$ (394)	$ -	$ -	$ 679,539
Research and development	75,154	-	(1,012)	-	-	-	74,142
Selling, general and administrative	116,951	-	(6,781)	-	-	-	110,170
Amortization of purchased intangible assets and other	21,870	(21,870)	-	-	-	-	-
Total operating expenses	899,490	(21,870)	(13,375)	(394)	-	-	863,851
Operating income	149,244	21,870	13,375	394	-	-	184,883
Interest and other expense, net	(3,542)	-	-	-	(375)	-	(3,917)
Income tax (benefit) expense	26,635	-	-	-	-	6,236	32,871
Net income	$ 119,067	$ 21,870	$ 13,375	$ 394	$ (375)	$ (6,236)	$ 148,095

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Reconciliation Tables

a) Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
b) Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
c) The amounts under "Purchase of property and equipment, net" include proceeds from sale of property and equipment of $555 and $136 for the six months ended March 31, 2022 and 2021, respectively.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Six months ended March 31, 2022							
		Reconciliation items						
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 1,457,975	$ -	$ (15,217)	$ (793)	$ -	$ -	$ -	$ 1,441,965
Research and development	169,009	-	(2,598)	-	-	-	-	166,411
Selling, general and administrative	263,058	-	(16,763)	-	-	-	-	246,295
Amortization of purchased intangible assets and other	36,064	(36,064)	-	-	-	-	-	-
Total operating expenses	1,926,106	(36,064)	(34,578)	(793)	-	-	-	1,854,671
Operating income	323,797	36,064	34,578	793	-	-	-	395,232
Interest and other expense, net	(11,181)	-	-	-	-	(2,505)	-	(13,686)
Gain from sale of a business	10,000	-	-	-	(10,000)	-	-	-
Income tax (benefit) expense	30,517	-	-	-	-	-	9,950	40,467
Net income	$ 292,099	$ 36,064	$ 34,578	$ 793	$ (10,000)	$ (2,505)	$ (9,950)	$ 341,079

	Six months ended March 31, 2021[a]							
		Reconciliation items						
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 1,414,231	$ -	$ (10,523)	$ (15,728)	$ -	$ -	$ -	$ 1,387,980
Research and development	150,823	-	(1,844)	-	-	-	-	148,979
Selling, general and administrative	238,839	-	(13,585)	-	-	-	-	225,254
Amortization of purchased intangible assets and other	41,740	(41,740)	-	-	-	-	-	-
Total operating expenses	1,845,633	(41,740)	(25,952)	(15,728)	-	-	-	1,762,213
Operating income	289,444	41,740	25,952	15,728	-	-	-	372,864
Interest and other expense, net	(10,032)	-	-	-	-	824	-	(9,208)
Gain from sale of a business	226,410	-	-	-	(226,410)	-	-	-
Income tax (benefit) expense	87,123	-	-	-	-	-	(24,534)	62,589
Net income	$ 418,699	$ 41,740	$ 25,952	$ 15,728	$ (226,410)	$ 824	$ 24,534	$ 301,067

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